Exhibit 21

SUBSIDIARIES OF REGISTRANT

Significant Subsidiaries

Company	Jurisdiction of incorporation	Percentage of voting securities owned by registrant	Number of US subsidiaries	Number of non-US subsidiaries
NDS Nutrition Products, Inc.	Florida	100%	—	—
Mimi’s Rock GmbH	Germany	100%	—	1
Mimi’s Rock, Inc.	Canada	100%	—	2
MP Acquisition Corp.	Nevada	100%	—	—
iSatori, Inc.	Delaware	100%	—	—